

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Ira Schlussel
Vice President, General Counsel & Secretary
Whole Earth Brands, Inc.
125 S. Wacker Drive, Suite 3150
Chicago, IL 60606

   Re: Whole Earth Brands, Inc.
     Registration Statement on Form S-3
     Filed February 4, 2022
     File No. 333-262535

Dear Mr. Schlussel:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Christopher Giordano